Securities and Exchange Commission

Re: Textainer Group Holdings Limited

November 27, 2013

November 27, 2013

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Stop 4631

Washington, D.C. 20549

Attention:     Cecilia Blye, Chief, Office of Global Security Risk

Re:	Textainer Group Holdings Limited

Form 20-F for the Fiscal Year Ended December 31, 2012

Filed March 15, 2013 (the “2012 Form 20-F”)

File No. 1-33725

Dear Ms. Blye:

Textainer Group Holdings Limited (“we” or “the Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“the Commission”) received by letter dated November 21, 2013, relating to the above-referenced filing. As requested we are providing information relating to the Company’s contacts with Syria, Sudan and Cuba. For the Staff’s convenience, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response.

General

1.	You disclose on page 47 that your five largest customers include the shipping lines CMA-CGM, Cosco Container Lines, and Hapag-Lloyd AG. The website of each of these companies provides contact information for offices in two or more of Cuba, Sudan and Syria. Other recent articles discuss each company’s shipping activity regarding two or more of Cuba, Sudan and Syria. Other recent articles discuss the shipping activities of Mediterranean Shipping Company S.A., another of your five largest customers, with respect to Sudan and Syria. Your Form 20-F does not include disclosure about any direct or indirect contacts with Cuba, Sudan or Syria, including contacts through the use of your products or services in connection with customer activities in those countries.

Securities and Exchange Commission

Re: Textainer Group Holdings Limited

November 27, 2013

Cuba, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current and anticipated contacts with those countries, whether through subsidiaries, affiliates, customers, or other direct or indirect arrangements. Your response should describe any products, equipment, information, technology or services you have provided to or received from Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

The Company does not have any direct or indirect contacts with Cuba, Syria or Sudan or the governments of these countries. We do not lease shipping containers to companies based in these countries and we do not have any offices, employees or agents in these countries. The customers identified in your inquiry are not based in any of the three countries, and our relationships are primarily with the main offices of these customers which are located in France, China and Germany. We have no involvement with any of our customers’ branches or locations in Cuba, Syria or Sudan. Additionally, we do not allow any of our customers to pickup or re-deliver shipping containers at the beginning or end of a lease in any of Cuba, Syria or Sudan. The Company conducts regular periodic screening of our customer list against the U.S. Treasury Department’s Specially Designated Nationals List and does not do business with parties on that list.

In May and September 2010 the Company’s subsidiary, Textainer Equipment Management (U.S.) Limited, made voluntary self disclosure to the Office of Foreign Assets Control (“OFAC”) about aborted and actual payments to entities in Sudan and Iran. These were in connection with efforts to recover containers that were improperly abandoned in Sudan and Iran in violation of the Company’s lease terms and the lessees’ obligations. OFAC is currently reviewing the matter. The payments involved total less than $32,000.

2.	Please discuss the materiality of any contacts with Cuba, Sudan or Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. – designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

Securities and Exchange Commission

Re: Textainer Group Holdings Limited

November 27, 2013

As noted above, the Company does not have any contacts with Cuba, Sudan or Syria. The matters previously disclosed to OFAC are immaterial both quantitatively and qualitatively and Textainer Equipment Management (U.S.) Limited promptly and voluntarily notified OFAC about these matters in 2010.

* * * * *

As requested by the Staff, in connection with the Company’s responses, the Company acknowledges that—

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (+1.415.658.8214) or hct@textainer.com. In addition, we respectfully request that you provide an electronic (“e-mail”) copy of any additional comments you may have to my attention. Thank you for your assistance.

Very truly yours, TEXTAINER GROUP HOLDINGS LIMITED

/s/ HILLIARD C. TERRY, III
Hilliard C. Terry, III
Executive Vice President and Chief Financial Officer